ROYALE BECOMES OFFICE REIT


PHILADELPHIA, October 14, 1997 --Royale Investments, Inc. (Nasdaq: RLIN), a real estate investment trust, announced today that the company has acquired the Mid-Atlantic suburban office operations of The Shidler Group, a national real estate investment firm.



The $170 million transaction included the acquisition of a 1.5 million square foot Mid-Atlantic suburban office portfolio and the entire management team of The Shidler Group's Philadelphia-based organization.



OFFICE FOCUS

Since its IPO in December, 1991, Royale has specialized in triple-net leased retail properties. The transaction is part of Royale's new strategic plan to focus on the suburban office market which continues to strengthen.

The acquisition allows Royale to:

     -    Immediately transform itself into an internally-managed REIT.

     - Become a meaningful player in the Mid-Atlantic suburban office property market with a core office portfolio.


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     -    Add Jay H. Shidler as Chairman of the Board, a recognized leader in successfully managing and growing public REITS.

     - Add proven management team experienced in the acquisition, development and management of office properties.

     -    Have greater access to the debt and equity capital markets.


TRANSACTION SUMMARY


The acquisition of the suburban office properties was accomplished through the formation of an Operating Partnership with Royale acting as sole general partner. In connection with the transaction, Royale issued .8 million new common shares. Royale's Operating Partnership FCO, L.P. issued 2.6 million common partnership units and 2.1 million convertible preferred partnership units and assumed $100 million of fixed rate debt.

The common partnership units will receive a distribution yield equal to the dividend yield of Royale's common stock and will be convertible into common stock of Royale on a one-for-one basis beginning one year after the closing of the transaction. The convertible preferred partnership units will have a distribution yield of 6.5% and will be convertible into common partnership units at a conversion price of $7.00 per share in two years. The Operating


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Partnership will also assume a $100 million, 7.5% fixed rate, pre-payable, mortgage debt which is non-recourse to Royale.

The Company has also arranged for a $100 million acquisition facility from Bankers Trust.

MANAGEMENT

Jay H. Shidler, founder and Managing Partner of The Shidler Group will serve as the Company's Chairman of the Board. In addition to his ownership interest in the Operating Partnership, Mr. Shidler will own approximately 13% of Royale's outstanding common stock.

Mr. Shidler is the co-founder and director of TriNet Corporate Realty Trust, Inc. (NYSE: TRI) and is also co-founder and Chairman of the Board of First Industrial Realty Trust, Inc. (NYSE: FR).

TriNet, with a $1.3 billion total market capitalization, is one of the nation's largest public owners of net leased corporate properties. First Industrial, with a $2.0 billion total market capitalization, is now one of the nation's largest owners of industrial properties.


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"This strategic transaction is the first step of a well-defined strategy to increase shareholder value," said Mr. Shidler. "It's our goal to grow Royale to a $1.0 billion REIT."

Clay W. Hamlin, III, formerly the Managing Director of The Shidler Group's Mid-Atlantic region, is serving a Royale's President and Chief Executive Officer. In addition to his ownership interest in the Operating Partnership, Mr. Hamlin will own approximately 13% of Royale's outstanding common stock. Mr. Hamlin, a 25-year veteran of the commercial real estate industry, will also serve on the Company's Board of Directors.

Vernon R. Beck and John Parsinen, co-founders of Royale, will remain officers of the Company and will continue to manage the retail portfolio of Royale. Mr. Beck will also continue as a Director.

WESTBROOK PARTNERS INVESTMENT

As a result of Westbrook Partners prior investment in The Shidler Group's Mid-Atlantic suburban office portfolio, Westbrook will own aproximately 10% of Royale's consolidated equity capital including common partnership units and convertible preferred partnership units. In addition,


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Bill Walton, Managing Partner of Westbrook has joined Royale's Board of
Directors.

Westbrook is a significant investor in real estate and real estate operating companies including strategic investments in Essex Property Trust, Inc. and Sunstone Hotel Investors, Inc., two publicly traded REITS. Established in 1944 by former senior real estate executives of Morgan Stanley Group, Inc., Westbrook currently controls $2.5 billion in real estate assets and maintains offices in New York, Los Angeles and Dallas.

In commenting on the transaction, Bill Walton said "We are excited about the future prospects of Royale given its strategic acquisition of The Shidler Group's Mid-Atlantic office operations. The Shidler Group's track record of successfully growing public companies was a significant factor in our decision to invest in Royale."

PORTFOLIO

The total portfolio has over 1.8 million square feet and will have an 81% office and 19% freestanding retail by square footage.


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The office portfolio includes ten institutional quality, suburban office buildings comprising 1.5 million square feet. The portfolio has high occupancy stability and is currently 99.8% leased to major corporate tenants, including Unisys Corporation, IBM Corporation, Teleport Communications Group and Merck. The multi-tenant buildings are leased to such tenants as Hershey Foods, Pitney Bowes, Ernst & Young and McGraw-Hill.

PRO FORMA FINANCIAL RESULTS

The transaxction is expected to be accretive and should increase Royale's funds form operations (FFO) and funds available for distribution (FAD).

With the operating Partnership's results consolidated with those of Royale, the pro forma quarterly results should be as projected below. FFO increases from the pre-transaction target of $236,000 to $1,155,000 on a combined basis, representing a 389% increase. Treating the common partnership units as having been converted, FFO per share/common unit increases from $.166 to $.238, representing a 43% increase, while the corresponding FFO payout ratio based on its common stock dividend/common unit distribution decreases to 52%.




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                   Pro Forma Quarterly Financial Results (1)
                (in thousands except per share/common unit data

                                     Current      Consolidated           Change
                                     -------      ------------           ------
Operating Results
  Total Revenues                    $627              $5,162              723%
  Funds From Operations              236               1,155              389%
  (FFO)(2)
  Funds Available for
  Distribution (FAD)(2)

                                     149                 840              464%
Per Share/Common Unit
  FFO                               .166                .238               43%
  FAD                               .104                .173               66%

Payout Ratio(3)
  FFO                                75%                 52%             (31)%
  FAD                               120%                 72%             (40)%

The above consolidated financial pro forma is based on current property income and expense information and reflects the payment of debt service on all existing and assumed indebtedness.


----------

1 Assumes combination of present operations for a full quarter.

2 Weighted average common shares and common units outstanding are 1,420 and 4,847 for current and consolidated, respectively. Assumes all common partnership units are converted into common stock at the beginning of the period. All figures are after the payment of the quarterly distributions to the operating partnership's convertible preferred partnership units which are not convertible for two years.

3 Based on current quarterly dividends/distributions of $.125 per share/common unit.


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Statements in this press release are "forward-looking"
and are subject to many risks and uncertainties which affect Royale's business, and could cause actual results to differ materially from these projections and forecasts. The pro forma results do not account for any possible onetime charges associated with the transaction and do not reflect any subsequent acquisitions or capital activities. Additional uncertainties include competition within the office industry, the balance between supply and demand for office space, the effect of economic conditions, credit and the availability of capital to finance planned growth.